SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: June 8, 2006

Commission File No. 000-50790

SUPERCOM, LTD.

Millennium Building, 3 Tidhar Street, P.O.B. 2094,
Raanana 43665 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

SuperCom, Ltd.

Form 6-K

TABLE OF CONTENTS

Page

Signatures	1
Exhibit Index	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM, LTD.

By:

/s/ Eyal Tuchman
Eyal Tuchman
Chief Executive Officer
Date: June 8, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement dated May 31, 2006